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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          FIRST MUTUAL BANCSHARES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    32190E102
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                                 (CUSIP Number)


                                  JUNE 27, 2007
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                   Page 1 of 5

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CUSIP NO. 32190E102                     13G                    PAGE 2 OF 5 PAGES
-------------------                                            -----------------

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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Janine Florence

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


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   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
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                             5    SOLE VOTING POWER
                                  536,153 (1)
        NUMBER OF
          SHARES            ----- ----------------------------------------------
       BENEFICIALLY          6    SHARED VOTING POWER
         OWNED BY                 320,360 (1)
           EACH
        REPORTING           ----- ----------------------------------------------
          PERSON             7    SOLE DISPOSITIVE POWER
           WITH                   210,793(1)


                            ----- ----------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                  320,360 (1)

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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         531,153 (1)

-------- -----------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) [_]


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  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.0% (2)

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  12     TYPE OF REPORTING PERSON (see instructions)

         IN
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(1 ) Includes (i) 210,793 shares directly owned by the reporting person, (ii)
90,689 shares held by the Michele Marikos Trust, and Brittany Baker Trust, niece and daughter, respectively of the reporting person for which the reporting person is Trustee; and (iii) 229,671 shares of the Fortin Family Trust, which shares were transferred into this Trust on June 27, 2007.

(2) The calculation of the foregoing percentage is based on the number of shares of common stock of the issuer outstanding (6,690,776) as of May 7, 2007 and set forth in the issuer's Form 10-Q for the quarter ended March 31, 2007 as filed with the Securities and Exchange Commission (the "Commission") on May 9, 2007.

ITEM 1.

         (A) NAME OF ISSUER: FIRST MUTUAL BANCSHARES, INC.

         (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 400 - 108th Avenue N.E.
             Bellevue, WA  98004

ITEM 2.

         (A) NAME OF PERSON FILING:  Janine Florence

         (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             P. O. Box 1863 Bellevue, WA 98009

         (C) CITIZENSHIP:
             USA


         (D) TITLE OF CLASS OF SECURITIES:  Common Stock

         (E) CUSIP NO: 32190E102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             N/A

ITEM 4.      OWNERSHIP

         (A) AMOUNT BENEFICIALLY OWNED: See response to item 9 on the attached cover page.

         (B) PERCENT OF CLASS: See response to item 11 on the attached cover page.)

         (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (I) sole power to vote or to direct the vote: See response to item 5 on the attached cover page.

             (II) shared power to vote or to direct the vote: See response to item 6 on the attached cover page.

             (III) sole power to dispose or to direct the disposition of: See response to item 7 on the attached cover page.

             (IV) shared power to dispose or to direct the disposition of: See response to item 8 on the attached cover page.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             N/A

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             N/A

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             N/A

ITEM 10.     CERTIFICATION

             By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 11, 2007

                                      /s/ Janine Florence
                                      ---------------------------
                                      Janine Florence






















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